BP 1/23

03052059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED DEC 29 2003 WASH. D.C. 158 SECTION

1-16

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2002 (MM/DD/YY) AND ENDING 10/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sentry Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 North Point Drive
(No. and Street)

Stevens Point (City) Wisconsin (State) 54481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wallace D. Taylor (715)346-6326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 1500 (Address) Milwaukee (City), WI (State) 53202 (Zip Code)

PROCESSED
JAN 28 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wallace D. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentry Equity Services, Inc., as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Wallace D. Taylor, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

For the years ended October 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

Sentry Equity Services, Inc.

Report of Independent Auditors on Internal Control over the Transfer Agency Function in Accordance with Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934 as of October 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Board of Directors of
Sentry Equity Services, Inc.

We have examined management's assertion, included in its representation letter dated December 19, 2003, that "Sentry Equity Services, Inc. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, as of October 31, 2003, and that no material inadequacies as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934 existed at such date." Management is responsible for maintaining effective internal control over such functions. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included a study and evaluation of internal control over the transfer agent and registrar functions, using the objectives set forth in Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934. Those objectives are to provide reasonable, but not absolute, assurance that securities and funds are safeguarded against loss from unauthorized use or disposition and that transfer agent activities are performed promptly and accurately. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the transfer agent and registrar functions to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the control activities may deteriorate.

In our opinion, management's assertion that Sentry Equity Services, Inc. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, and that no material inadequacies existed as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934 as of October 31, 2003, is fairly stated, in all material respects, based on the criteria established by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors and management of Sentry Equity Services, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 19, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Sentry Equity Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Sentry Equity Services, Inc. (the "Company") at October 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 19, 2003

SENTRY EQUITY SERVICES, INC.

Statements of Financial Condition

October 31, 2003 and 2002

Assets	2003	2002
Cash	$ 57,827	$ 61,571
Accrued income due from affiliated companies	1,806	2,934
Federal income tax receivable due from affiliated company	-	15,075
Prepaid expenses	30,581	24,005
Total assets	$ 90,214	$ 103,585
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses due to affiliated companies	$ 3,157	$ 29,878
Federal income tax payable due to affiliated company	7,891	-
Total liabilities	11,048	29,878
Stockholder's equity:		
Common stock, $10 par value:		
Authorized 1,000 shares; issued and outstanding 720 shares	7,200	7,200
Additional paid-in capital	752,800	752,800
Accumulated deficit	(680,834)	(686,293)
Total stockholder's equity	79,166	73,707
Total liabilities and stockholder's equity	$ 90,214	$ 103,585

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statements of Operations

For the Years Ended October 31, 2003 and 2002

	2003	2002
Income:		
Commissions and fees	$ 397,994	$ 402,120
Interest	333	1,161
Total income	398,327	403,281
Expenses:		
Commissions	84,880	190,058
Employee compensation and benefits	149,100	134,847
Office and equipment rental	17,201	17,988
Licenses and fees	14,294	14,614
Telephone and postage	11,544	11,064
Data processing services	27,801	27,998
Printing and stationery	609	11,469
Management fees	17,641	18,436
Insurance	31,011	19,147
Continuing education	19,815	-
Other	16,033	11,341
Total expenses	389,929	456,962
Income (loss) before federal income tax	8,398	(53,681)
Federal income tax expense (benefit)	2,939	(18,763)
Net income (loss)	$ 5,459	$ (34,918)

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Years Ended October 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, October 31, 2001	$ 7,200	$ 752,800	$ (651,375)	$ 108,625
Net loss	-	-	(34,918)	(34,918)
Balance, October 31, 2002	7,200	752,800	(686,293)	73,707
Net Income	-	-	5,459	5,459
Balance, October 31, 2003	$ 7,200	$ 752,800	$ (680,834)	$ 79,166

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statements of Cash Flows

For the Years Ended October 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 5,459	$ (34,918)
Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:		
Decrease in accrued income due from affiliated companies	1,128	4,522
Increase in prepaid expenses	(6,576)	(13,940)
(Decrease) increase in accrued expenses due to affiliated companies	(26,721)	25,361
Change in federal income tax payable/receivable due to/from affiliated company	22,966	(21,969)
Net cash used in operating activities	(3,744)	(40,944)
Cash and cash equivalents, at beginning of year	61,571	102,515
Cash and cash equivalents, at end of year	$ 57,827	$ 61,571

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

For the Years Ended October 31, 2003 and 2002

(1) Nature of Business

Sentry Equity Services, Inc. (the "Company") is a wholly-owned subsidiary of Sentry Insurance a Mutual Company ("SIAMCO"), and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations are limited to the purchase, sale and redemption of redeemable securities issued by Sentry Fund, Inc., a registered investment company affiliate of SIAMCO, and of interests or participations in SIAMCO's life insurance subsidiary separate accounts.

(2) Significant Accounting Policies

Commissions and fees are recorded when earned. Related expenses are accrued and expensed when incurred.

The Company participates in an expense allocation system as a wholly-owned subsidiary of SIAMCO. Expenses allocated of $222,288 and $214,707 for the years ended October 31, 2003 and 2002, respectively, are based upon time and usage studies that are updated at least annually by the Company and SIAMCO. The unallocated expenses totaled $167,641 and $242,255 for the years ended October 31, 2003 and 2002, respectively.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a calendar-year consolidated Federal income tax return with SIAMCO. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the Federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercorporate tax allocation agreement, the Company received an income tax credit of $20,027 and paid income taxes of $3,206 during the years ended October 31, 2003 and 2002, respectively. The Company receives tax credits from SIAMCO to the extent current tax credits are available to the consolidated tax return group. As there are no differences between the bases of assets and liabilities for financial and tax reporting purposes, no deferred income taxes have been recorded.

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At October 31, 2003, the Company had net capital, as defined, of $46,779, and a net capital requirement of $5,000. The Company's net capital ratio was 0.24 to 1 at October 31, 2003, which did not exceed the 15 to 1 limit under the rule.

(5) Related Party Transactions

As exclusive underwriter for the sale of fund shares for Sentry Fund, Inc., and the sale of variable annuities and variable universal life policies for SIAMCO affiliates, the Company received $136,493 and $294,605 in sales commissions from these entities for the years ended October 31, 2003 and 2002, respectively. A significant portion of commission expense related to the sale of these products was paid to the Company's financial representatives who are employees of SIAMCO.

The Company receives fees under agreements with SIAMCO affiliates and Sentry Fund, Inc. for administrative and transfer agent services. These fees amounted to $22,165 and $26,470 for the years ended October 31, 2003 and 2002, respectively. The Company receives management fees from an affiliate of SIAMCO for which it provides underwriting services. The management fee is discretionary and is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Management fees of $239,336 and $81,045 are included in commissions and fees for the years ended October 31, 2003 and 2002, respectively. This same affiliate of SIAMCO is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

The Company has an agreement with SIAMCO for legal and marketing service received whereby the Company pays management fees in lieu of distributions through the expense allocation system.

Schedule I

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2003

Stockholder's equity	$	79,166
Less nonallowable assets:		
Prepaid expense - NASD deposit		12,058
Prepaid insurance expense		18,523
Accrued income/receivable due from affiliated companies		1,806
Net capital		46,779
Less net capital requirement		5,000
Net capital in excess of required amount	$	41,779
Aggregate indebtedness:		
Accrued expenses due to affiliated companies	$	11,048
Aggregate indebtedness	$	11,048
Ratio of aggregate indebtedness to net capital		0.24 to 1

Reconciliation of Financial Statement Stockholder's Equity to FOCUS Report Stockholder's Equity

Stockholder's Equity per Audited Financial Statement	$	79,166
Adjusting entry to move pre-paid E&O insurance from expense to asset; not moved on FOCUS report		(18,523)
Adjusting entry for accrual of net income taxes; not made on FOCUS report		6,347
Prior year adjustments		(877)
Stockholder's Equity per FOCUS Report	$	66,113

SENTRY EQUITY SERVICES, INC.

Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of October 31, 2003

The Company claims exemption from the provisions of
Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder
of Sentry Equity Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Sentry Equity Services, Inc. (the "Company") for the year ended October 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

PRICEWATERHOUSECOOPERS

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
December 19, 2003